21001411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-12345

REPORT FOR THE PERIOD BEGINNING	**12/01/19** MM/DD/YY	AND ENDING	**11/30/20** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Exos Securities LLC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MANOR CLUB, C/O EXOS FINANCIAL, 1023 ESPLANADE
(No. and Street)

Pelham	**New York**	**10803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason W. Hauf *212-498-8942*
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)

Accounting Firm
EisnerAmper LLP

733 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
o Public Accountant
o Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See Section 240.17a-5(e)(2).*

Oath or Affirmation

I, JASON W. HAUF, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of EXOS SECURITIES LLC, as of NOVEMBER 30, 2020, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature
CHIEF FINANCIAL OFFICER
Title

Subscribed and sworn
to before me
this 29 day of January
2021

Caroline Kinsella
Notary Public

CAROLINE DEIRDRE KINSELLA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02KI6379427
Qualified in New York County
Commission Expires August 13, 2022

This report * contains (check all applicable boxes)

x (a) Facing page.

x (b) Statement of financial condition.

(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in §210.1-02 of Regulation S-X).

(d) Statement of changes in financial condition.

(e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.

(f) Statement of changes in borrowings subordinated to claims of creditors.

(g) Computation of net capital.

(h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.

(i) Information relating to the possession or control requirements under Rule 15c3-3.

(j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.

(k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

x (l) An oath or affirmation.

x (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report. [fn 11]

(n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

* *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a–5(e)(3).*

Note: Various exchanges may require an additional letter of attestation.

[fn 11] SEC Rule 17a-5(e)(4) states that the Securities Investor Protection Corporation supplemental report should be bound separately.

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and Member of
Exos Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Exos Securities LLC (the "Company") as of November 30, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of November 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2019.

EISNERAMPER LLP
New York, New York
January 29, 2021

Table of Contents

EXOS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
As of November 30, 2020

Dollars in Thousands

Assets	
Cash	$ 13,501
Restricted Cash	400
Receivables from Broker and Dealers	546
Receivables from Customers and Counterparties	519
Receivable from Affiliates	2,329
Prepaid Expenses	64
Total Assets	$ 17,359
Liabilities	
Accrued Expenses	$ 2,456
Notes and Loans Payable	10,926
Total Liabilities	13,382
Total Member's Equity	3,977
Total Liabilities and Member's Equity	$ 17,359

The accompanying notes are integral part of this financial statement

EXOS SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
November 30, 2020

1. Organization

Description of Business

Exos Securities LLC (the "Company" or "Exos Securities") was formed on May 3, 2017 in the State of Delaware as a limited partnership originally under the name Auro TFP LP. On March 29, 2018, the entity was converted to a Delaware LLC and the name was changed to Exos Securities LLC.

Exos Securities is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). Exos Securities membership application was approved on February 13, 2019. As a registered broker-dealer, Exos Securities is subject to the capital requirements of the Securities Exchange Act of 1934.

Exos Securities clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from SEC rule 15c3-3 under paragraph (k)(2)(ii).

Exos Securities is a wholly owned subsidiary of Exos Financial LLC ("Exos Financial"), which is a majority owned subsidiary of Exos Technology Financial Partners Ltd. ("Exos TFP").

Exos Securities is principally engaged in the purchase, sale and financing of U.S. Treasury Securities and exchange traded futures contracts and equity underwriting. Exos Securities transacts primarily with institutional counterparties.

2. Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This financial statement is presented in U.S. dollars, which is the Company's functional and reporting currency. This financial statement and its associated notes are presented in thousands of dollars unless otherwise noted.

Use of Estimates

In presenting this financial statement management makes estimates and assumptions regarding, underwriting expenses, compensation expense accruals, provision for losses that may arise from litigation or regulatory matters, and other items that affect this financial statement and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could differ from those estimates.

Cash and Restricted Cash

Cash is held at two major financial institutions. Exos Securities at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. Exos Securities has not experienced any losses on such accounts.

The Company's restricted cash consists of cash that the Company is contractually obligated to maintain in accordance with the terms of its loan payable. See Note 6 for further discussion.

Revenue Recognition

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with U.S. GAAP. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements do not include transaction costs. Fair value gains or losses are generally included in Principal Transactions.

Fees from underwriting assignments are recognized in revenues upon completion of the underlying transaction based on the terms of the assignment. Certain expenses associated with underwriting assignments are deferred until

the related revenue is recognized or the assignment is otherwise concluded.

Fees from financial advisory assignments are recognized in revenues when the services related to the underlying transaction are completed under the terms of the assignment.

The firm earns commissions and fees from executing client transactions on stock, options and futures markets, as well as over-the-counter (OTC) transactions. Commissions and fees are recognized on the day the trade is executed.

Fair Value Measurements

Fair value is defined as the price that could be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Control Environment

The independent price verification process is a key element of the control environment over the determination of the fair value of financial instruments. The prices used are validated by a team independent of those trading the financial instruments in light of available pricing evidence.

Valuation Hierarchy

The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the Company believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. Exos Securities reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in their significance which may result in a transfer between fair value hierarchy level categories.

Litigation and Other Matters

Exos Securities may be involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. Exos Securities would recognize a contingent liability in the statement of financial condition when it is

probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, Exos Securities accrues the most likely amount of such loss, and if such amount is not determinable, Exos Securities accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Accounting Standards Issued But Not Yet Effective

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". ASU 2016-13 amends the criteria for recognizing credit losses on financial assets not carried at fair value through net income. U.S. GAAP requires an incurred loss methodology for recognizing credit losses which delays recognition until it is probable. Under ASU 2016-13 the criteria would be amended to reflect credit losses that are expected but do not yet meet the probable threshold. This ASU became effective for annual reporting periods beginning after December 15, 2019. The Company anticipates that this ASU will not have a material impact on this financial statement.

3. Receivables and Payables from/to brokers and dealers

The following table represents receivables and payables from/to brokers, dealers and other institutions as of November 30, 2020:

	Assets	Liabilities
Receivables from Brokers and Dealers	$ 546	$ -
Receivables from Customers and Counterparties	519	-
	$ 1,065	$ -

4. Fair Value Measurements

Exos Securities does not have any assets or liabilities that are recorded at fair value or have been categorized pursuant to a fair value hierarchy as of November 30, 2020. See Note 2 for additional information regarding the fair value hierarchy.

Financial Instruments not carried at Fair Value

The following table presents the carrying values and estimated fair values of certain financial assets and liabilities that are not measured at fair value as of November 30, 2020, including their classification within the fair value hierarchy:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets					
Cash and restricted cash	$13,901	$13,901	$ -	$ -	$13,901
Receivables from Broker and Dealers	546		546		546
Receivables from Customers and Counterparties	519		519		519
Receivable from Affiliate	2,329		2,329		2,329
Liabilities					
Accrued Expenses	2,456		2,456		2,456
Short term debt	10,926		10,926		10,926

Generally, the carrying value of Company's assets and liabilities in the table above approximates fair value due to the relatively short-term nature of the instruments. Member's Equity

As of February 29, 2020, the Company had a payable to affiliate balance of $3.2 million to its parent, Exos Financial LLC. On March 3, 2020, Exos Securities member's equity was increased $2 million in consideration for the $2 million of the payable to Exos Financial LLC.

5. Paycheck Protection Program, U.S. CARES Act

On May 4, 2020, the Company received loan proceeds in the amount of $926,252 under the Paycheck Protection Program ("PPP") from Bank of America N.A. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020.

The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months

The Company used the entire Loan amount for qualifying payroll expenses. As of November 30, 2020 the Company has submitted the application for PPP forgiveness.

6. Notes and Loans Payable

The table below presents information about the Company's notes and loans payable. The Company has one loan payable, not including the PPP loan in Note 5, maturing on February 6, 2021. The interest rate is 16% as of November 30, 2020. The Company is required to maintain an amount equal to 110% of the loan balance in a segregated account at UBS Financials Services as collateral for the loan. The Company has pledged the amount in the account as security for the loan. Total interest expense on the loan payable for 2020 was $1,320.

	Principal	Weighted Average Interest Rate
Loans Payable	$ 10,000	16%
	$ 10,000	

7. Risk Management

As a participant in the government securities and credit markets, Exos Securities is exposed to various risks that arise in the normal course of its business. The risks to which Exos Securities are subject to include market, credit, liquidity, operational, legal, regulatory and financial control risks. Exos Securities monitors and controls its risk exposures on a daily basis through financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, Exos Securities believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. Exos Securities senior management has an active role in the risk management process and through documented policies and procedures, requires that various internal control and business groups participate in providing monitoring and oversight.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the characteristics of the markets in which the Company participates.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk and Expected Shortfall measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by Exos Securities might fail to perform under its contractual obligations, which could result in Exos Securities incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception of the relationship with the Company and on an ongoing basis, and requiring haircut levels to be adjusted or collateral to be deposited with the Company when deemed necessary. Collateral held is most often in the form of U.S. Government securities or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Liquidity Risk

Liquidity risk is the risk that we will be unable to fund ourselves or meet our liquidity needs in the event of firm specific, broader industry or market liquidity stress events. The Company's primary liquidity risk management object is to meet all contractual and contingent financial obligations at all times. To achieve that objective the Company monitors its liquidity risk on an ongoing basis, maintains appropriate asset-liability management and has access to diverse funding sources.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers and insurance companies. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk and issuer risk throughout the year relates to securities issued by the U.S. Government.

Other Risks

Operational, legal, regulatory and financial control risk relate to losses the Company may incur due to items such as the failure in execution and settlement of securities transactions, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the review/challenge of testing performed on key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and the monitoring and tracking of operational risk issues and events.

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. Exos Securities in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and Exos Securities policy.

Exos Securities seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

8. Commitments and Contingencies

Leases and Related Commitments

There were no outstanding commitments at November 30, 2020.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting contracts. There were no open commitments at November 30, 2020.

Litigation

Exos Securities may be party to legal proceedings, or the subject of investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of Exos Securities incurring a liability. Exos Securities recognizes a provision for a liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and a reasonable estimate can be made of the amount of the loss contingency.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. Exos Securities cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where Exos Securities may enter into a settlement agreement or recognize a provision in contemplation of a potential settlement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which Exos Securities believes it has credible defenses and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows and any provisions that have been established.

While the outcome of the legal proceedings, investigations and regulatory matters in which Exos Securities is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions have been made in respect of legal proceedings, investigations and regulatory matters as of November 30, 2020.

There were no material litigation, investigations, and regulatory matters in which Exos Securities was involved as of November 30, 2020. If any such matters were resolved against Exos Securities, these matters could, individually or in the aggregate, have a material adverse effect on Exos Securities net assets, operating results, or cash flows in any particular period. Exos Securities cannot predict the outcome of these matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on Exos Securities statement of financial condition.

9. Guarantees

In the normal course of its business, Exos Securities may be party to various types of guarantees with counterparties in connection with certain underwriting, securitization, asset sale and other transactions. Contracts that fall under

the definition of guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications

Exos Securities provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented on the basis of negotiated market terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur. Accordingly, Exos Securities has determined that it is not possible to develop an estimate of the maximum payout under these indemnifications. Exos Securities has not recorded any liabilities in the statement of financial condition as of November 30, 2020 related to these indemnification arrangements.

10. Income Taxes

No provision for federal income taxes has been made because the Company is a single-member LLC and, therefore, is not subject to federal income taxes. The Company's income or loss is reportable by its member on its tax return. The Company is currently not subject to state or local income taxes. For the year ended November 30, 2020, management has determined that there are no material uncertain income tax positions.

11. Net Capital Requirements

As a registered broker-dealer, Exos Securities is subject to the net capital rules of the SEC (Rule 15c3-1).

Under the SEC's "Uniform Net Capital Rule", Exos Securities has elected to compute its minimum net capital using the alternative method. As such, Exos Securities is required to maintain minimum net capital of $250,000, as defined in SEC Rule 15c3-3 (SEC Rule 15c3- 1(a)(1)(ii)). At November 30, 2020, Exos Securities had regulatory net capital of $1.6 million, which was $1.3 million in excess of its required minimum net capital of $250,000.

The Company is exempt from SEC Rule 15c3-3 under the provisions of paragraph (k)(2)(ii).

12. Employee Benefit Plan

Employees of Exos Securities are eligible to participate in the Exos Financial LLC Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. The Plan sponsor is Exos Financial LLC includes Exos Securities employees, the Plan sponsor, and certain of its affiliates. Exos Securities matches a portion of its employee participant contributions and makes an annual contribution in accordance with the Plan documents.

13. Related Party Transactions

In the normal course of business Exos Securities conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. These transactions are performed at an arm's length and may include a reasonable markup. The markup for the related party transactions did not exceed 5% for services provided by Exos Securities to affiliates.

The Company's CEO serves as Chairman for Humacyte, Inc. The Company was engaged by Humacyte, Inc in September 2020 as an advisor and earned $750 in revenue as of November 30, 2020.

14. Subsequent Events

FASB ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the date of the Statement of Financial Condition but before the date this Financial Statement is available to be issued, require accounting as of the date of the Statement of Financial Condition, or disclosure in the notes to the Financial Statement. The Company has evaluated subsequent events through January 29, 2021, the date this Financial Statement were issued. Disclosable events are noted below.

On January, 28, 2020 Exos Securities LLC, extended the $10 million term loan at 16% interest per annum due to be due on, or before February 2022 to be used to fund trading activities. Additionally, there is a commitment to fund an additional $5 million to fund operations that has not yet been drawn

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Executive Committee and Member of
Exos Securities LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Exos Securities LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended November 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended November 30, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, consisting of the spreadsheet calculating the assessment, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers consisting of the spreadsheet calculating the assessment, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended November 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
January 29, 2021

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 11/30/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Exos Securities
PO Box 8599
Pelham NY, 10803

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 846

B. Less payment made with SIPC-6 filed (**exclude interest**) (564)
7/29/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 282

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 282

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 282

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Exos Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 28 day of January, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12-1-2019
and ending 11-30-2020

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 13,787,720
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		1,446,614
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		1,446,614
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		202,968
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		64,553
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mgmt Fee paid from other entities (Deductions in excess of $100,000 require documentation)		12,956,156
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 1,446,614	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		1,446,614
Total deductions		14,670,291
2d. SIPC Net Operating Revenues		$ 564,043
2e. General Assessment @ .0015		$ 846
		(to page 1, line 2.A.)